SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                                   FORM 6-K

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                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                            For September 30, 2004



                                 CNOOC Limited

                (Translation of registrant's name into English)

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                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)

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(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



        Form 20-F       X                   Form 40-F
                        -----------                         -----------


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


        Yes                                 No              X
                        -----------                         -----------


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)

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Company Press Release
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                    East China Sea Gas Development On Track

(Hong Kong, September 29, 2004) - CNOOC Limited (the "Company", SEHK: 883, NYSE:CEO) announced that its gas development project in East China Sea remains on schedule.

"We are confident about the project's future, the change of partners has little impact on the on-going project." said Mr. Fu Chengyu, Chairman and CEO of the Company.

Mr. Zhou Shouwei, President of the Company commented, "Significant progresses have been made to optimize the Overall Development Program (ODP) of the project. Meanwhile, gas marketing is progressing well. We remain confident about the technical and commercial viability of the project and expect to complete the project on time. Chunxiao field, the first field to be completed in Xihu Trough, is expected to come on stream in mid-2005 as scheduled. It will begin to supply gas to the Eastern China region as planned."

China National Offshore Oil Corporation, CNOOC Limited's parent company, reached an agreement with Sinopec, Shell and Unocal on August 19, 2003 to explore, develop and market natural gas, oil and condensate in the East China Sea. The agreement comprises three exploration and two development contract areas of the Xihu Trough.

Under the agreement, CNOOC Limited (as the operator) and Sinopec each have a 30% interest, with Shell and Unocal each holding a 20% interest, in Xihu Trough project. The agreement permits the foreign partners to decide whether to continue their investment in the project. Shell and Unocal have decided not to continue their participation in Xihu Trough project since the domestic partner and the foreign partners failed to reach a consensus on the existing development plan.

END

Notes to Editors:

CNOOC LIMITED - BACKGROUND

Incorporated in Hong Kong in August 1999, CNOOC Limited (SEHK: 883; NYSE: CEO) is the dominant producer of crude oil and natural gas offshore China. It is also one of the largest independent crude oil and gas exploration and production companies in the world.

As of December 31, 2003, CNOOC Limited's net proved reserves were 2.1 billion barrels-of-oil-equivalent (BOE). Its daily production for the first half ended June 30, 2004 was 365,771 BOE (unaudited).

CNOOC Limited is currently engaged in exploration, development and production in four major areas offshore China, which cover Bohai Bay, Western South China Sea, Eastern South China Sea and East China Sea. It is also one of the largest offshore

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crude oil producers in Indonesia.

The Company has about 2,447 employees.

CNOOC LIMITED - Relationship with its parent company, CNOOC

CNOOC Limited, incorporated in Hong Kong, is a 70.64% held subsidiary of China National Offshore Oil Corporation ("CNOOC"). CNOOC Limited is the sole vehicle through which CNOOC carries out its oil and gas exploration, development, production and selling activities offshore China and internationally.

CNOOC, the parent company, is involved in the administrative, research and services functions for the People's Republic of China's offshore petroleum industry as well as other mid- or down-stream petroleum projects.

                                  *** *** ***

This press release contains statements that are not historical facts, including statements about beliefs and expectations of the directors of CNOOC Limited (the "Company"). These forward-looking statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the directors of the Company undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. You are cautioned that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, changes in the PRC economic, political and social conditions as well as government policies.
                                  *** *** ***

For further enquiries, please contact:

Mr. Xiao Zongwei
Director of Investor Relations
CNOOC Limited
Tel: +86-10-8452-1646
Fax: +86-10-8452-1441
E-mail: xiaozw@cnooc.com.co

Ms. Helen Kwan

Vice President - Financial Communications
Ketchum Newscan Public Relations Ltd
Tel: +852-3141-8016
Fax: +852-2510-8199
E-mail: helen.kwan@knprhk.com

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                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             CNOOC Limited


                                             By:  /s/ Cao Yunshi
                                                  -----------------------------
                                                  Name: Cao Yunshi
                                                  Title:  Company Secretary

Dated: September 30, 2004